September 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attn: Mr. Terence O’Brien, Accounting Branch Chief

Office of Manufacturing and Construction

Re:	Altra Industrial Motion Corp.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed July 21, 2016
File No. 1-33209

Dear Mr. O’Brien:

On behalf of Altra Industrial Motion Corp. (“Altra” or the “Company”), we hereby respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 18, 2016. For the Staff’s convenience, the comments have been duplicated in this letter along with corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Critical Accounting Policies, page 29

Goodwill, page 30

1.	Please expand your disclosures to indicate the level at which you have identified your five reporting units.

Response:

The Company has determined that its Couplings, Clutches, and Brakes (CCB) operating segment is comprised of two reporting units which are the Couplings reporting unit and the Heavy Duty and Overrunning Clutches and Brakes reporting unit. The Company has determined that its Gearing operating segment is comprised of two reporting units which are the Domestic Gearing reporting unit and the Bauer Gearing reporting unit. The Company has also determined that the Electromagnetic, Clutches and Brakes (ECB) operating segment comprises a single reporting unit.

In our Quarterly Report on Form 10-Q for the period ended September 30, 2016, we will update our discussion of the determinations of reporting units to include the language set forth in our response to comment #2 below.

2.	Please explain and revise your disclosures to clarify the information conveyed in the fifth paragraph under your Goodwill heading. Specifically, address how this information supports your conclusion that the fair values of your reporting units are substantially in excess of their carrying values. To the extent these reporting units do not have fair values that are substantially in excess of fair value, please provide the following disclosures:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•	A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Response:

We advise the staff that the fair value of our reporting units exceed their carrying values by between 75% and 170% as of December 31, 2015. As such, and consistent with the statement previously included in the fifth paragraph under the Goodwill heading, we have concluded the reporting units have fair values that are substantially in excess of their carrying values.

We had provided additional language in that paragraph and the preceding paragraph to provide sensitivity with respect to the fair value measurements. We propose to update the disclosures in the Quarterly Report on Form 10-Q for the period ended September 30, 2016, to include the following:

Goodwill and trade names and trademarks are considered indefinite lived assets. Other intangible assets include trade names and trademarks that identify us and differentiate us from competitors, and therefore competition does not limit the useful life of these assets. Additionally, we believe that our trade names and trademarks will continue to generate product sales for an indefinite period.

Accounting standards require that an annual goodwill impairment assessment be conducted at the reporting unit level using either a quantitative or qualitative approach. The Company has determined that its Couplings, Clutches, and Brakes (CCB) operating segment is comprised of two reporting units which are the Couplings reporting unit and the Heavy Duty and Overrunning Clutches and Brakes reporting unit. The Company has determined that its Gearing operating segment is comprised of two reporting units which are the Domestic Gearing reporting unit and the Bauer Gearing reporting unit. The Company has also determined that the Electromagnetic, Clutches and Brakes (ECB) operating segment comprises a single reporting unit.

As part of the annual goodwill impairment assessment we performed a quantitative assessment and estimated the fair value of each of our five reporting units using an income approach. We forecasted future cash flows by reporting unit for each of the next five years and applied a long term growth rate to the final year of forecasted cash flows. The cash flows were then discounted using our estimated discount rate. The forecasts of revenue and profitability growth for use in the long-range plan and the discount rate were the key assumptions in our goodwill fair value analysis.

As of December 31, 2015, each of our reporting units had estimated fair values that were substantially in excess of the carrying value.

Management believes the preparation of revenue and profitability growth rates for use in the long-range plan and the discount rate requires significant use of judgment. If any of our operating segments do not meet our forecasted revenue and/or profitability estimates, we could be required to perform an interim goodwill impairment analysis in future periods. In addition, if our discount rate increases, we could be required to perform an interim goodwill impairment analysis. Given the substantial excess fair value, we believe that a significant change in key valuation assumptions, including a decrease in revenues or profitability, or an increase in the discount rate, would not result in an indication of impairment.

Based on the above procedures, we did not identify any reporting unit that would be required to perform a step 2 goodwill impairment analysis as of December 31, 2015.

Earnings Per Share, page 50

3.

You indicate on page 20 that in the event the average price of your common stock exceeds the conversion price of your Convertible Notes you will be required to include the maximum number of shares of common stock that would be issued upon conversion in your calculation of diluted weighted average shares outstanding. With reference to the specific conversion terms of your Convertible Notes and ASC 260-10-45-43 through 45-47, please explain the basis for your diluted earnings per share computations. Show us how you determined the numerator and denominator used in your diluted earnings per share computation for each period presented.

Response:

Prior to March 1, 2030, the Convertible Notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after June 30, 2011 if the last reported sale price of the Company’s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the 5 business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day in the measurement period was less than 97% of the product of the last reported sale price of the Company’s common stock and the conversion rate on such trading day; (3) if the Convertible Notes have been called for redemption; or (4) upon the occurrence of specified corporate transactions. On or after March 1, 2030, holders may convert their Convertible Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of common stock, or a combination thereof, at the Company’s election. The Company intends to settle the principal amount in cash and any additional amounts in shares of stock

In accordance with ASC 260-10-45-43 through 45-47, the Company has included the dilutive effect of these Convertible Notes in the computation of diluted earnings per share. Given the Company’s express intention to settle the principal amount of the Convertible Notes in cash and any additional amounts in shares of stock and in accordance with ASC 260-10-45-43 through 45-47, the Company applies the treasury stock method in determining the dilutive effect of the convertible notes. In accordance with ASC 260-10-55-32 to ASC 260-10-55-36A, no adjustment is made to the numerator.

We acknowledge the Staff’s comments and recognize that the language on page 20 is not consistent with the actual impact calculation of diluted weighted average shares outstanding as the maximum number of shares is not included in computation of calculation of diluted weighted average shares outstanding but rather the impact would be based on the treasury stock method. In response to question 3, we will revise the risk factor in all applicable future filings to read as follows:

Our stockholders may experience dilution upon the conversion of our Convertible Notes.

Our Convertible Notes are convertible into shares of our common stock beginning March 1, 2030 or, under certain circumstances including where our stock trades above 130% of the conversion price for a specified period of time as set forth in the Convertible Notes, earlier. Upon conversion, we must deliver shares of our common stock or cash. The conversion rate of our Convertible Notes was initially 36.0985 shares of our common stock per $1,000 principal amount of our convertible notes

(equivalent to a conversion price of approximately $27.70 per share of common stock), and as of December 31, 2015 is 38.26 shares of our common stock per $1,000 principal amount of our convertible notes (equivalent to a conversion price of approximately $26.13 per share of common stock), subject to adjustment in certain circumstances. Based on the current conversion rate, the maximum number of shares of common stock that could be issued upon conversion of the $85.0 million convertible debt currently outstanding is 3,252,363. In addition, our stockholders will experience dilution in their ownership percentage of our common stock upon our issuance of common stock in connection with the conversion of our convertible notes and any dividends paid on our common stock will also be paid on shares issued in connection with such conversion after such issuance. In the event the average price of our stock exceeds the conversion price we will be required to include an additional amount of shares in our calculation of diluted weighted average shares outstanding, in accordance with ASC 260-10-45-43 through 45-47, which will have the effect of decreasing our earnings per share. Currently, in the event the average price of our stock exceeds the conversion price, we will include an amount of shares equal to this excess, the conversion premium, in our calculation of diluted weighted average shares outstanding based on our application of ASC-260-10-45-43 through 45-47.

Please see the table below which provides the basis for the diluted earnings per share computations, which is also included in footnote 1 to the consolidated financial statements:

	Year Ended December, 31
	2015	2014	2013
Net income attributable to Altra Industrial Motion Corp.	$35,406	$40,167	$40,275
Shares used in net income per common share — basic	26,064	26,713	26,766
Dilutive effect of the equity premium on Convertible Notes at the average price of common stock*	43	612	—
Incremental shares of unvested restricted common stock**	2	78	75

Shares used in net income per common share — diluted	26,109	27,403	26,841
Earnings per share:
Basic net income attributable to Altra Industrial Motion Corp.	$1.36	$1.50	$1.50
Diluted net income attributable to Altra Industrial Motion Corp.	$1.36	$1.47	$1.50

*	The dilutive effect of the Convertible Notes is determined by applying the treasury stock method, as described above. The number of shares included in the denominator of the diluted EPS calculation is determined by dividing the “conversion spread value” by the share price. The “conversion spread value” is the value that would be delivered to investors in shares based on the terms of the bond, upon an assumed conversion. We have used an average share price over the reporting period in measuring the dilutive effect of the assumed conversion.
**	The incremental shares of unvested restricted stock is similarly determined using the treasury stock method, with total proceeds, including unrecognized stock compensation and related tax benefits, divided by the average share price.

Item 2.02 Form 8-K filed July 21, 2016

Exhibit 99.1

4.	Please enhance your reconciliation of the 2016 non-GAAP diluted earnings per share guidance to identify and quantify each adjustment. Please also present income taxes as a separate adjustment and clearly explain. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10 and .11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In response to question 4, we advise the staff that in applicable future filings we will enhance our reconciliation of the non-GAAP diluted earnings per share guidance in a manner consistent with the following:

Reconciliation of 2016 Non-GAAP Diluted EPS Guidance	Projected Fiscal Year 2016
Net Income per Share Diluted	$1.20 - $1.30
Restructuring costs	$0.20
Legal fees associated with the pursuit of unfair trade remedy	$0.05
Acquisition related expenses	$0.04
Tax impact of above adjustments*	($0.09)

Non-GAAP Diluted EPS Guidance	$1.40 - $1.50

*	Tax impact is calculated by multiplying the estimated effective tax rate for the period of 31% by the above items.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely, ALTRA INDUSTRIAL MOTION CORP.

By:	/s/ Christian Storch
Christian Storch Chief Financial Officer